AB 4/1/06

06007569

SECURI[illegible] ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OMNI FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2825 WILCREST, SUITE 475
(No. and Street)

HOUSTON (City) TEXAS (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VU NGUYEN 832-251-7300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAWN HARP, CPA
(Name – *if individual, state last, first, middle name*)

3921 W. GREEN OAKS BLVD, SUITE F (Address) ARLINGTON (City) TEXAS (State) 76016 (Zip Code)

PROCESSED JUN 12 2006 THOMSON FINANCIAL

PROCESSED JUN 12 2006

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VU NGUYEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMNI FINANCIAL GROUP, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY BARTA
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 08-08-09

[signature]
Signature

President
Title

Mary Barta
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flow
- [x] (p) Statement of exemption to 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL GROUP, LLC

FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

OMNI FINANCIAL GROUP, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Omni Financial Group, LLC

I have audited the accompanying balance sheet of Omni Financial Group, LLC (a Texas limited liability company) as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Omni Financial Group, LLC as of December 31, 2005, and the results of its accounting principles.

Dawn Harp

Dawn Harp, CPA
3921 W. Green Oaks Blvd., Suite F
Arlington, Texas 76016

March 21, 2006

OMNI FINANCIAL GROUP, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2005

ASSETS

	2005	2004
CURRENT ASSETS		
Checking Account	$4,024.74	$30.07
Commissions Receivable	5,625.28	5,403.41
Clearing Deposit	53,000.14	53,000.14
Advances	10,001.00	12,960.00
Accounts Receivable	5,403.41	6,571.64
Total Current Assets	78,054.57	77,965.26
OTHER ASSETS		
Investment - Fugitive Compliance	50.00	50.00
Investment - MDS Technologie	0.00	0.00
Total Other Assets	50.00	50.00
TOTAL ASSETS	$78,104.57	$78,015.26

LIABILITIES & STOCKHOLDERS EQUITY

CURRENT LIABILITY		
Accounts Payable	$665.00	$0.00
Total Current Liabilities	665.00	0.00
TOTAL LIABILITIES	665.00	0.00
MEMBERS EQUITY		
Equity	190,020.68	190,020.68
Paid in Capital	28,718.00	28,718.00
Retained Earnings	(141,299.11)	(140,723.42)
Total Members Equity	77,439.57	78,015.26
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$78,104.57	$78,015.26

SEE NOTES TO FINANCIAL STATEMENTS

OMNI FINANCIAL GROUP, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005 & 2004

	2005	2004
INCOME		
Commissions	$76,195.01	$82,878.89
Client Service-Market Research	150,000.00	-
Total Income	226,195.01	82,878.89
EXPENSES		
Professional Fees	2,551.40	3,230.00
Outside Service-Market Research	129,222.00	0.00
Outside Services	40,686.15	44,882.73
Bank Charges	556.87	1,070.35
Insurance	384.00	0.00
NASD	1,449.00	5,369.00
Registration Fees	160.00	0.00
Fees	10.00	1,925.00
Rent	5,031.88	3,845.75
Office	425.60	239.60
Supplies	5,215.69	8,025.54
Postage	133.55	163.98
Miscellaneous	496.83	200.00
Meals and Entertainment	3,869.40	0.00
Telephone	11,116.13	8,103.81
Travel	25,462.20	3,749.58
Total Expenses	226,770.70	80,805.34
INCOME (LOSS) FROM OPERATIONS	(575.69)	2,073.55
OTHER INCOME (EXPENSES)		
Write-down of Investment in MDS	0.00	(10,018.00)
Interest Income	0	1.03
Total Other Income	0	(10,016.97)
NET INCOME (LOSS)	($575.69)	($7,943.42)
NET INCOME PER COMMON SHARE (NOTE A)	$ N/A	$ N/A

SEE NOTES TO FINANCIAL STATEMENTS

OMNI FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	MEMBERS EQUITY
BALANCE AT JANUARY 1, 2005	$218,738.68
NET CHANGES FOR THE PERIOD (PAID IN CAPITAL)	0.00
BALANCE AT DECEMBER 31, 2005	$218,738.68

OMNI FINANCIAL GROUP, LLC
STATEMENT OF RETAINED EARNINGS
BALANCE AT DECEMBER 31, 2005

	2005	2004
BALANCE JANUARY 1	($140,723.42)	($132,780.00)
NET INCOME FOR THE PERIOD	(575.69)	(7,943.42)
BALANCE DECEMBER 31	$141,299.11	($140,723.42)

SEE NOTES TO FINANCIAL STATEMENT

OMNI FINANCIAL GROUP, LLC
STATEMENT OF CA! SH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2005 AND 200
INCREASE (DECREASE) IN CASH OR CASH EQUIVALENTS

	12 Months Ended December 31, 2005	12 Months Ended December 31, 2004
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (575.69)	$ (7,943.42)
Adjustments to Reconcile Cash Flow		
Write-down of Investment in MDS	0.00	10,018.00
Depreciation	0.00	0.00
Amortization	0.00	0.00
Decrease (Increase) in Current Assets	3,905.36	(5,854.98)
Accounts Payable	665.00	0
Clearing Payable	0	0
Deposits Payable	0	0
Total Adjustments	4,570.36	4,163.02
Cash Provided (Used) by Operations	$ 3,994.67	$ (3,780.40)
CASH FLOW FROM INVESTING ACTIVITIES		
Investments	0.00	0.00
Cash Provided (Used) by Investing	0.00	0.00
CASH FLOW FROM FINANCING ACTIVITIES		
Cash (Used) or Provided By: Equity	0.00	0.00
Cash (Used or Provided By: Equity	0.00	0.00
NET INCREASE (DECREASE) IN CASH	3,994.67	$ (3,780.40)
CASH AT BEGINNING OF PERIOD	30.07	3,810.47
CASH AT END OF PERIOD	$4,024.74	$30.07

SEE NOTES TO FINANCIAL STATEMENTS

OMNI FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is an introducing brokerage firm formed for the purpose of generating commissions from the buying and selling of securities for customers. All transactions are handled by a clearing broker. The company does not handle customer funds or securities.

Income Per Share
Net Income per share of common stock is not computed since this is an LLC.

Income Taxes
The Company is an LLC and thus taxation is passed to the owner.

Depreciation Expense
The Company currently owns no depreciable assets.

Lease
The Company currently has no Lease obligations. Office space is on a month to month basis.

FOCUS REPORT – PART 11A
Firm and Filing Information

Please ENTER the following information
This report is being filed pursuant to (check one):

_x_ 1 Rule 17a-5(a)   __ 4 Special request by designated examining authority
__ 2 Rule 17a-5(b)
__ 3 Rule 17a-11   __ 4 Fifth Focus

Period Beginning 10/01/05
Period Ending: 12/31/05

Have you been a member for fewer than 12 month? Y/ (N) N

Please VERIFY the following information
Broker-Dealer Name: Omni Financial Group, LLC
Firm I.D.: 38060
District I.D.: 6

Contact Name: Vu Nguyen
Contact Phone: (832)251-7300

Consolidated:
Unconsolidated: X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: N/A Phone Number:

Does respondent carry its own customer accounts? Yes
No _x_

Check here is respondent is filing an audited report. _x_

Is net capital a requirement calculated using:
(b) Basics or (A) Alternate Method _B_

FOCUS REPORT – PART 11A

Statement of Changes in Ownership Equity/Subordinated Liabilities

Firm Name: Omni Financial Group, LLC Firm ID: 38060

From: 10/01/05

To: 12/31/05

State of Changes in Ownership Equity		
1.	Balance, Beginning of Period	101,343
A.	Net income (loss)	(23,904)
B.	Additions, incl. Non-conforming capital of	0
C.	Deductions, incl. Non-conforming capital of	0
2.	Balance, end of Period	77,439

Statement of Changes in Subordinated Liabilities

3.	Balance, beginning of Period	
A.	Increases	
B.	Decreases	0
4.	Balance, End of Period	0

FOCUS REPORT – PART 11A
Computation of Net Capital

As of 12/31/05

Firm Name: Omni Financial Group, LLC Firm ID: 38060

1	Total ownership equity (o/e)	77,440
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	77,440
4	Add:	
	A. Allowable subordinated liabilities	0
	B. Other deductions or credits	0
	Description	
	0 Amount	
	0	
	0	
5	Total cap & allowable subloans	77,440
6	Deductions &/or charges	
	A. Total non-allowable assets	68,454
	B. Secured demand note deficiency	0
	C. Cap chgs for spot & commodity futures	0
	D. Other deductions &/or charges	68,454
7	Other additions &/or allowable credits	
	Description Amount	0
	0	
	0	
	0	
8	Net capital before haircuts	8,986
9	Haircut on Securities	0
	Other Securities	
	Undue Concentration	
10	Net Capital	8,986

Compliance Examiner
National Association of Securities Dealers

After examination of Omni Financial Group, LLC as of the date of this letter, I find no evidence that Omni Financial Group, LLC conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

As of the end of the year 2005 Omni Financial Group, LLC had nonallowable assets of $68,454. This resulted in a net Capital of $8,986. Omni Financial Group, LLC is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Dresdner Kleinwort Wasserstein; BNY Brokerage; ABN AMRO; HSBC Securities (USA) Inc.; Capital Institutional Services, Inc. Omni Financial Group, LLC does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Dresdner Kleinwort Wasserstein; BNY Brokerage, ABN AMRO: HSBC Securities (USA) Inc.; Capital Institutional Services, Inc.

Dawn Harp

Dawn Harp, CPA
March 21, 2006

OMNI FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL	
Total stockholders' equity	$77,440
Deduct stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	77,440
Additions	
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	77,440
Deductions and/or charges	
Non-allowable assets	68,454
Net capital before haircuts on security positions	0
Haircuts on securities	0
	68,454
NET CAPITAL	$ 8,986
AGGTREGATE INDEBTEDNESS	
Items including statement of financial condition payable to stockholder	0
Total aggregate indebtedness	665
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Minimum Capital Required (Based on Net Indebtedness)	44
Minimum Net Capital Required	5,000
Excess Net Capital	3.986
Excess Net Capital at 1000%	8,919
Ratio: Aggregate indebtedness to net capital	7%

OMNI FINANCIAL GROUP, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
Omni Financial Group, LLC

I have examined the financial statements of Omni Financial Group, LLC for the year ended December 31, 2005 and have issued my report thereon dated March 21, 2006. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Omni Financial Group, LLC that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Omni Financial Group, LLC taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Dawn Harp

Dawn Harp, CPA
March 21, 2006